AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Financial Statements and Supplemental Information
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMG Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Steamboat Road, Suite 300
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Reid — 203 642-7452
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — if individual, state last, first, middle name)

101 Seaport Blvd., Suite 500	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Andrew Reid___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of___AMG Distributors, Inc.___ , as of___December 31, 2019___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



JOAN M. KERSHAW
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 17, 2023

_____
Notary Public

_____
Signature

_____
Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

X	(a)	Facing Page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Changes in Financial Condition.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Shareholder of AMG Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of AMG Distributors, Inc. (the "Company") as of December 31, 2019, and the related statement of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 28, 2020

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02110
T: 617-530-5000, F: 617-530-5001, www.pwc.com/us

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Balance Sheet
December 31, 2019

		2019
Assets		
Cash & cash equivalents	$	3,269,102
Due from related parties (Note 6)		994,246
Tax receivable		16,143
Prepaid expenses and other current assets		159,985
Total assets	$	4,439,476
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable		487,340
Due to related parties (Note 6)		175,403
Total liabilities		662,743
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 per share in 2019)		10
Paid-in capital		1,129,990
Retained earnings		2,646,733
Total shareholder's equity		3,776,733
Total liabilities and shareholder's equity	$	4,439,476

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Operations
Year Ended December 31, 2019

		2019
Revenues (Note 2)		
12b-1 fee revenue	$	3,918,487
Service revenue (Note 6)		1,055,234
Placement fees and other revenue (Note 6)		520,243
Total revenues		5,493,964
Expenses		
Distribution expenses (Note 6)		3,936,443
Allocable cost from parent (Note 6)		951,808
Commission expense (Note 6)		74,160
Office, general and administrative		47,113
FINRA fees		182,427
Professional fees		142,398
Total expenses		5,334,349
Income from operations		159,615
Investment income		46,468
Income before income taxes		206,083
Income tax expense		55,679
Net income	$	150,404

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2019

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2018	$ 10	$ 1,129,990	$ 2,496,329	$ 3,626,329
Net income	—	—	150,404	$ 150,404
Balance, December 31, 2019	$ 10	$ 1,129,990	$ 2,646,733	$ 3,776,733

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Cash Flows
Year Ended December 31, 2019

		2019
Cash flows provided by (used in) operating activities		
Net income	$	150,404
Adjustments to reconcile net income to net cash provided		
by operating activities		
Decrease in due from related parties		420,730
Decrease in prepaid expenses and other current assets		77,092
Decrease in distribution fee payable		(137,090)
Decrease in due to related parties		(718,638)
Net cash used in operating activities		(207,502)
Cash flows provided by investing activities		—
Cash flows provided by financing activities		—
Net decrease in cash and cash equivalents		(207,502)
Cash and cash equivalents		
Beginning of year		3,476,604
End of year	$	3,269,102
Supplemental disclosure of cash flow information:		
Income taxes paid	$	66,211

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   AMG Distributors, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is incorporated under the Laws of Delaware. The Company's principal business activities are to act as a distributor of AMG Funds LLC's ("LLC") family of funds (the "Funds") known as AMG Funds. In addition, the Company serves as distributor and/or intermediary placement agent for certain affiliated sub-advisors (the "Affiliates") for the offering of securities issued by the funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries engaged by the Company to facilitate the launch and/or offering of the funds. See Note 6 – Related Party Transactions for further information pertaining to these agreements.

   The Company is a wholly owned subsidiary of LLC, whose ultimate parent company is Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. **Summary of Significant Accounting Policies**

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates or assumptions.

   Revenue Recognition

   The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

   12b-1 Fee Revenue and Distribution Expenses. The Company has entered into arrangements to provide distribution related services to certain mutual funds. Fee rates are generally between 0.25 - 1.00% (the maximum allowed) of a fund's average net assets for certain share classes. The Company believes that its performance obligation is the sale of securities to investors, which is performed each day in substantially the same manner and is therefore considered a single performance obligation. These services are performed and consumed simultaneously and, therefore, the Company recognizes revenue ratably over time.

   Directly related to the 12b-1 revenue are the distribution and servicing expenses which include payments to intermediaries for the marketing and selling of fund shares, advertising, printing and mailing of prospectuses to new investors, and printing and mailing of sales literature. Since the Company acts as a principal in these intermediary arrangements, both the 12b-1 revenue and distribution expenses are reflected gross in the Statement of Operations.

Service Revenue. Service Revenue consists of revenue earned pursuant to a Services Agreement with LLC. The Company's performance obligation is to provide services as distributor and placement agent under various contracts it has entered into. The services represent a single performance obligation and the revenue is recognized ratably over time as the services are provided. Service revenue is presented gross of expenses incurred to fulfill the contract since the Company acts as a principal in this arrangement.

Placement Fees. Placement fees consist of revenue earned pursuant to arrangements where the Company acts as distributor or placement agent for funds offered by Affiliates. The Company's performance obligation for these arrangements is generally to provide distribution related services (sales and servicing) which are performed over time and the revenue is recognized as the services are completed. In instances where multiple performance obligations are identified, management uses judgment to allocate the transaction price accordingly. Placement fees are presented gross of expenses incurred to fulfill the contracts since the Company acts as a principal in these arrangements.

Other Revenue. Other revenue consists of reimbursements from certain affiliates for the costs incurred by the Company for FINRA licensing and registration of employees of the affiliates who are registered representatives of the Company. The Company also earns commissions on sales of a mutual fund under a contract with an Affiliate. The Company recognizes revenue at the time of sales since its performance obligation is complete and the amount of revenue is fixed on that date. Other revenue is presented gross of expenses incurred to fulfill the contracts since the Company acts as a principal in these arrangements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market mutual funds, to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value and are classified as Level 1 financial assets. Money market mutual funds with a floating net asset value would not meet the definition of a cash equivalent if the fund has enacted liquidity fees or redemption gates.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees, and receivables from third-parties.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution. The Company also maintains investments in money market instruments, which are not federally insured.

3. **Income Taxes**

The Company is a member of AMG's consolidated group for U.S. federal income tax purposes and is included in certain combined state income tax filings of AMG. For financial accounting purposes, the Company recognizes taxes based on its allocated share of taxes from AMG, as well as those taxes it incurs for any stand-alone filings. Federal and state income taxes as well as benefits for net operating losses are allocated based on a tax sharing policy between the Company and other members of AMG's consolidated group. Under this policy, members of AMG's consolidated group that contribute net operating losses are compensated by the remaining members of the consolidated group in an amount equal to the tax savings generated from the utilization of their respective tax losses to offset taxable income of other members. At December 31, 2019, the Company has a payable for federal and state taxes in the amount of $43,931 which is included in Due to related parties. In addition, federal estimated tax payments benefitting the consolidated group are reimbursable under the tax sharing policy.

The following table presents our provision for income taxes:

		2019
Current		
Federal	$	39,981
State		15,698
Total current		55,679
Deferred		
Federal		—
State		—
Total deferred		—
Provision for income taxes	$	55,679

The following table reconciles the U.S. federal statutory rate to the Company's effective tax rate:

	2019
Tax at U.S. federal income tax rate	21.0%
State income taxes, net of federal benefit	6.0
Effective Tax Rate	27.0%

The Company recognizes and measures its tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2019, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2016 forward (with limited exceptions). The tax receivable as of December 31, 2019 is the result of an overpayment of taxes to the State of Connecticut.

4.   Commitments and Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the rules of the Securities and Exchange Commission ("SEC"), FINRA and SIPC.   In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $2,576,833 which was $2,532,650 above the minimum net capital required of $44,183. The Company's ratio of aggregate indebtedness to net capital was 0.2572 to 1 as of December 31, 2019. The Company claims exemption from SEC Rule 15c3-3 under section (k)(2)(i).

6.   Related Party Transactions

The Company provides distribution services for mutual fund shares in five Trusts: AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III and AMG Funds IV. Gross revenues from these services totaled $3,918,487 in 2019, of which $295,674 was included in Due from related parties in the Balance Sheet at December 31, 2019.

Pursuant to an Amended and Restated Services Agreement between the Company and LLC, LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The service revenue from LLC totaled $1,055,234 in 2019, of which $133,365 was included in Due to related parties from the allocated expenses described above.

The Company has entered into an Intermediary Placement Agent Agreement, as amended, with an Affiliate to serve as the placement agent for the private placement of securities issued by certain of the Funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries identified by the Company to facilitate the launch and/or offering of certain of the Funds. Revenues from these services totaled $35,092 in 2019, and there is $587,586 included in Due from related parties at December 31, 2019.

The Company has entered into an agreement with an Affiliate to facilitate the offer and sale of securities of the Affiliate's mutual funds as each Fund's distributor, sales agent, placement agent, and/or distribution coordinator. Revenues from these services totaled $225,000 in 2019, of which $50,000 was included in Due from related parties at December 31, 2019.

The Company has entered into an Amended and Restated Services Agreement with an Affiliate to provide sales, marketing, legal and compliance support related to the distribution of certain products offered by the Affiliate. Revenues from these services totaled $140,000 in 2019, of which $35,000 was included in Due from related parties at December 31, 2019.

The Company has entered into an amended agreement with an Affiliate to act as distributor for a fund managed by the Affiliate. Under the agreement, The Company earns commissions on sales of fund shares. During 2019, the Company earned $74,160 of revenue under this arrangement. Also during 2018, the Company entered into a sub-distribution agreement with another Affiliate, whereby the affiliated entity provides certain distribution services and is entitled to commissions on sales it generates. During 2019, the Company paid commissions of $27,942 under this arrangement.

The Company has charged certain affiliates for the costs associated with FINRA licensing and registration associated with employees of the affiliates who are registered representatives of the Company. These reimbursements amounted to $45,991 and are reflected in Other revenue in the Statement of Operations and are included in Due from related parties at December 31, 2019.

LLC assumes some of the Company's direct and indirect overhead expenses such as compensation, occupancy, telephone, administrative and personnel costs. The officers of the Company serve as officers to related companies, including LLC. LLC pays these costs and allocates a representative portion to the Company. The allocated costs from LLC totaled $951,808 in 2019, of which $33,221 is included in Due to related parties.

LLC has paid commission expenses on behalf of the Company. During 2019, the Company paid commissions of $46,218 under this arrangement.

AMG assumes some of the Company's direct expenses such as professional fees and income taxes payable. At December 31, 2019, the Company owed AMG $67,263 for such expenses. This amount was included in Due to related parties at December 31, 2019.

The Company has agreed to reimburse LLC for certain shareholder servicing and distribution related expenses to the extent that the 12b-1 revenue from applicable funds exceeds amounts paid to financial intermediaries. Expenses related to these agreements totaled $73,715 in 2019 and are included in the Statement of Operations as Distribution expenses. As of December 31, 2019, the Company owed LLC $7,997 which is included in Due to related parties.

7.   **Subsequent Events**

The Company has determined that no material events or transactions occurred subsequent to December 31, 2019 and through February 28, 2020, the date of the financial statement issuance which require additional disclosure in the financial statements.

Supplemental Information

AMG Distributors, Inc.

Schedule I

(A wholly owned subsidiary of AMG Funds LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2019

Computation of net capital		
Total shareholder's equity	$	3,776,733
Deduct non-allowable assets for net capital		(1,170,374)
Other deductions and/or charges		—
Net capital before haircuts on securities positions		2,606,359
Haircuts on securities positions		(29,526)
Net capital	$	2,576,833
Computation of aggregate indebtedness		
Total liabilities from Balance Sheet	$	662,743
Total aggregate indebtedness	$	662,743
Ratio of aggregate indebtedness to net capital		0.2572 to 1
Computation of basic net capital requirement		
Net capital requirement	$	44,183
Net capital in excess of requirement		2,532,650

There are no differences between the computations of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated February 28, 2020.

AMG Distributors, Inc.   **Schedule II**

(A wholly owned subsidiary of AMG Funds LLC)
Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2019

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from the exemption appearing in paragraph (k)(2)(i) of the Rule.